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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )*

                                 BINGO.COM, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)

                                   09051N 10 8
                                 (CUSIP Number)

                                December 13, 2000
                      (Date of Event Which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]  Rule 13d-1(b)
        [X]  Rule 13d-1(c)
        [ ]  Rule 13d-1(d)


----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


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CUSIP No. 09051N 10 8                 13G                            Page 2 of 5



1. NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Shane Murphy

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           a[  ]
                                                                           b[  ]
3.      SEC USE ONLY _______________________________

4.      CITIZENSHIP OR PLACE OF ORGANIZATION:  Canada

NUMBER OF                    5.     SOLE VOTING POWER:   900,000
SHARES
BENEFICIALLY                 6.     SHARED VOTING POWER:   0
OWNED BY
EACH                         7.     SOLE DISPOSITIVE POWER:  900,000
REPORTING
PERSON                       8.     SHARED DISPOSITIVE POWER:   0
WITH


9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:  900,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES [X] Number of shares indicated in Row 9 above does not include 200,000 shares which may be acquired by the reporting person pursuant to options that have not vested and will not vest within the next sixty (60) days. Such options will vest on or before October 1, 2001.

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
        8.9%, based on 10,100,000 shares of Common Stock reported as outstanding as of December 15, 2000.

12.     TYPE OF REPORTING PERSON:  IN






* See Instructions before filling out.


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CUSIP No. 09051N 10 8                 13G                            Page 3 of 5



SCHEDULE 13G

Item 1(a).     Name of Issuer.

               Bingo.com, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer is 4223 Glencoe Avenue, Suite C-200, Marina del Rey, California 90292.

Item 2(a).     Name of Person Filing:

               Shane Murphy.

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The address of the principal office of Shane Murphy is c/o Bingo.com, Inc.,
               4223 Glencoe Avenue, Suite C-200,
               Marina del Rey, California  90292.

Item 2(c).     Citizenship:

               Shane Murphy is a citizen of Canada.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.001 per share.

Item 2(e).     CUSIP Number:  09051N 10 8



Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               (a)    [ ]   Broker or dealer registered under section 15 of the
                            Act (15 U.S.C.78o);
               (b)    [ ]   Bank as defined in section 3(a)(6) of the Act (15
                            U.S.C. 78c);
               (c)    [ ]   Insurance company as defined in section 3(a)(19) of
                            the Act (15 U.S.C. 78c);
               (d)    [ ]   Investment company registered under section 8 of the
                            Investment Company Act of 1940 (15 U.S.C. 80a-8);
               (e)    [ ]   An investment adviser in accordance with
                             section 240.13d-1(b)(1)(ii)(E);


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CUSIP No. 09051N 10 8                 13G                            Page 4 of 5



               (f)    [ ]   An employee benefit plan or endowment fund in
                            accordance with section 240.13d-1(b)(1)(ii)(F);
               (g)    [ ]   A parent holding company or control person in
                            accordance with section 240.13d-1(b)(1)(ii)(G);
               (h)    [ ]   A savings associations as defined in Section 3(b) of
                            the Federal Deposit Insurance Act (12 U.S.C. 1813);
               (i)    [ ]   A church plan that is excluded from the definition
                            of an investment company under section 3(c)(14) of
                            the Investment Company Act of 1940 (15 U.S.C.
                            80a-3);
               (j)    [ ]   Group, in accordance with section
                            240.13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to section 240.13d-1(c), check this box [X].

Item 4.        Ownership.

               (a)  Amount Beneficially Owned:
                      Shane Murphy                                                     900,000

               (b)  Percent of Class:
                      Shane Murphy                                                         8.9%

               (c)  Number of shares as to which such person has:

                      (i)    Sole power to vote or to direct the vote:
                                    Shane Murphy                                       900,000

                      (ii)   Shared power to vote or to direct the vote:
                                    Shane Murphy                                             0

                      (iii)  Sole power to dispose or to direct the disposition of:
                                    Shane Murphy                                       900,000

                      (iv)   Shared power to dispose or to direct the disposition of:
                                    Shane Murphy                                             0

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               N/A


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CUSIP No. 09051N 10 8                 13G                            Page 5 of 5



Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

               N/A

Item 8.        Identification and Classification of Members of the Group.

               N/A

Item 9.        Notice of Dissolution of Group.

               N/A

Item 10.       Certifications.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                       SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: December 23, 2000




                                                  /s/ Shane Murphy
                                                  ---------------------------
                                                      Shane Murphy